PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth Street, N.W.
Washington, D.C. 20005-2004

February 27, 2006

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Mark P. Shuman
Branch Chief — Legal
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	VASCO Data Security International, Inc. Form S-1/A filed January 24, 2006 Registration No. 333-124458 Form 10-K filed March 31, 2005 File No. 0-24389

Dear Mr. Shuman:

On behalf of VASCO Data Security International, Inc. (the ‘‘Company’’), we are hereby responding to comments by the staff (the ‘‘Staff’’) of the Division of Corporation Finance contained in your letter dated February 14, 2006, in connection with the above-captioned registration statement (the ‘‘Registration Statement’’) and Annual Report on Form 10-K (the ‘‘Form 10-K’’). For the convenience of reference, each of the Staff’s comments are reproduced below in italics under the Staff’s topics headings followed in each case by the related Company response.

Form 8-K/A Filed May 23, 2005

1. We note that your Form S-1/A filed on January 24, 2006 includes financial statements for AOS-Hagenuk’s that were audited in accordance with US generally accepted accounting standards. The information in the Form S-1, however, does not satisfy the Company’s Form 8-K requirements. Accordingly, you are still required to amend your Form 8-K to include the financial statements for AOS-Hagenuk, which were audited in accordance with US GAAS. Please revise accordingly.

Response:

The Company will amend its filing on Form 8-K to include the revised audit opinion that references the auditor’s use of U.S. GAAS.

Form S-1/A Filed January 24, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 21

2. We note your use of the non-GAAP measures, EBIDTA, both in the Company’s Form S-1 and in your Forms 10-Q. Tell us how you considered Item 10(e)(1)(i) & (ii) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management's decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

Mark P. Shuman
February 27, 2006

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors (see also footnote 44 to Release No. 33-8176 Final Rule: Conditions for Use of Non-GAAP Financial Measures)

Response:

The manner in which the Company considered Item 10(e)(1)(i) &(ii) is best described in the following:

We use EBITDA as a measure of performance, a simplified tool for use in communicating our performance to investors and analysts and for comparisons to other companies within our industry. As a performance measure, we believe that EBITDA presents a view of our operating results that is most closely related to serving our customers. By excluding interest, taxes, depreciation and amortization we are able to evaluate performance without considering decisions that, in most cases, are not directly related to meeting our customers requirements and were either made in prior periods (e.g., depreciation and amortization), or deal with the structure or financing of the business (e.g., interest) or reflect the application of regulations that are outside of the control of our management team (e.g., taxes). Similarly, we find that the comparison of our results to those of our competitors is facilitated when we do not need to consider the impact of those items on our competitors’ results.

EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States. While we believe that EBITDA, as defined above, is useful within the context described above, it is in fact incomplete and not a measure that should be used to evaluate the full performance of the Company or its prospects. Such evaluation needs to consider all of the complexities associated with our business including, but not limited to, how past actions are affecting current results and they may affect future results, how we have chosen to finance the business and how regulations and the other aforementioned items affect the final amounts that are or will be available to shareholders as a return on their investment. Net income determined in accordance with U.S. GAAP is the most complete measure available today to evaluate all elements of the our performance. Similarly, our Consolidated Statement of Cash Flows provides the full accounting for how we have decided to use resources provided to us from our customers, lenders and shareholders.

Conforming changes have been made in the MD&A section of the Registration Statement. Going forward, the Company will include this language in each of its filings in which EBITDA is used.

3. Also, based on your disclosures it appears you are presenting EBITDA as a performance measure. Tell us why it is appropriate to present EBITDA as a performance measure, considering it excludes recurring charges (interest, taxes, depreciation and amortization). In your response, address why each of the charges excluded from EBITDA are not considered necessary to assess your performance. In addition, provide us with your revised disclosure that clearly addresses why each recurring item is excluded and how you compensate for the limitations of EBITDA as a performance measure. See also Question 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

The Company’s response to this comment is included in our response to comment number 2 above.

Mark P. Shuman
February 27, 2006

Management, page 43
Executive Compensation, page 47

4. The period ended December 31, 2005, is now Vasco’s ‘‘last fiscal year’’ as that term is used in Item, 402 of Regulation S-K. Please update the summary compensation table and other tables required by Item 402 accordingly. Also, provide corresponding information responsive to Item 404 of Regulation S-K for 2005 and the subsequent period, as applicable.

Response:

The Company has updated such information to reflect full-year 2005 information in the Registration Statement.

Part II
Item 16. Exhibits and Financial Statement Schedules, page II-2

5. Exhibit 6.1 [sic] states that the 10,217,776 shares of common stock are validly issued, fully paid, and non-assessable. This conclusion appears to conflict with the disclosure at pages 53-54 of the prospectus which indicates that some of the shares are not yet issued. For example, it appears 65,660 shares offered by AOS are not outstanding and that 606,805 shares offered by the Hunt Trust are not outstanding. Please revise.

Response:

The opinion has been revised to reflect that, with respect to shares issuable pursuant to outstanding options, warrants or other rights and when issued in accordance with the terms of such options, warrants or other rights, the shares will be validly issued, fully paid and non-assessable.

Other

6. In Exhibit 23.1, it appears that the Company’s independent accounting firm is providing the consent. However, the name of the accounting firm is not identified. Please revise accordingly.

Response:

The name of the accounting firm is included in the updated consent filed with the Registration Statement.

* * *

Finally, the ‘‘Tandy’’ representations that you have requested will be included in the request for acceleration being filed separately. In this regard, I understand that the Company meets the requirements to have the Registration Statement declared effective using the 9-month financial statements under Rule 3-12 of Regulation S-X. Accordingly, the Company will be requesting acceleration of the effective date of the Registration Statement for next Friday, March 3, 2006.

Please feel free to contact the undersigned should you require any further information. Thank you very much.

Very truly yours,

/s/ ROBERT B. MURPHY

Robert B. Murphy

Cc:	Mr. Clifford Bown VASCO Data Security International, Inc.